Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Fort a la Corne joint venture core drilling commences on Star West

    Stock Symbol: SGF: TSX

    SASKATOON, March 15 /CNW/ - George H. Read, P. Geo., Senior Vice
President Exploration, is pleased to announce the commencement of core drilling on the western part of the Star Kimberlite (Star West Project), within the Fort a la Corne Joint Venture (FALC-JV) claims. A drill contract has been executed between Encore Coring and Drilling Inc. of Calgary and De
Beers Canada Inc. on behalf of the FALC Joint Venture for this core drilling program. This drill program will be completed to the same specification,
PQ 75 millimetre core drilled with petroleum drill rigs that have been modified to drill kimberlite, as the grid drilling completed on the Star
Kimberlite forming part of the prefeasibility study. Shore geologists will have full access to the core in order to accurately apply the same quantitative logging methods to this FALC-JV kimberlite as are used on the
Star Diamond Project. Downhole geophysical logging will be completed on all core holes and geotechnical measurements will be made on core samples. Whole rock geochemistry samples will be collected from all kimberlite types represented within each core. These geochemistry samples play a pivotal role in the definitive identification of the five principal kimberlite eruptive phases seen in the Star Kimberlite, namely: Cantuar, Pense, Early, Mid and
Late Joli Fou. Ore dressing test work will be conducted on selected boreholes and core in the same manner and laboratory as was used on the Star Diamond
Project. The aim of the core drilling is to define the volume and map the internal structure of the kimberlite within the Star West Project. The full extent and budget for the 2006 FALC-JV exploration program is still to be finalized between the Joint Venture Partners: Kensington Resources Ltd
(42.245% and a wholly owned subsidiary of Shore Gold Inc.), De Beers Canada
Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (10% carried).
    Senior Vice President Exploration, George Read, Professional Geoscientist
in the Provinces of Saskatchewan and British Columbia, is the Qualified Person
responsible for the verification and quality assurance of analytical results.
Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX
Exchange under the trading symbol "SGF".

    Caution Regarding Forward-Looking Statements

    From time to time, Shore makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour"
provisions of the Ontario Securities Act and the United States Private
Securities Litigation Reform Act of 1995. Shore may make such statements in this press release, in other filings with Canadian regulators or the United
States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to Shore's objectives for the ensuing year, our medium and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may,"
"could," "should," "would," "suspect," "outlook," "believe," "plan,"
"anticipate," "estimate," "expect," "intend," and words and expressions of similar import are intended to identify forward-looking statements. In particular, statements regarding Shore's future operations, future exploration and development activities or the anticipated results of Shore's pre-feasibility study or other development plans contain forward-looking statements.
    All forward-looking statements and information are based on Shore's current beliefs as well as assumptions made by and information currently available to Shore concerning anticipated financial performance, business prospects, strategies, regulatory developments, development plans, exploration, development and mining activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
    By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, developments in world diamond markets, changes in diamond valuations, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, changes in exploration, development or mining plans due to exploration results and changing budget priorities of Shore or its joint venture partners;
the effects of competition in the markets in which Shore operates; the impact of changes in the laws and regulations regulating mining exploration and development; judicial or regulatory judgments and legal proceedings;
operational and infrastructure risks and the additional risks described in
Shore's most recently filed Annual Information Form, annual and interim MD&A and short form prospectus, and Shore's anticipation of and success in managing the foregoing risks.
    Shore cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Shore, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
Shore does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Shore or on our behalf.

    %CIK: 0001283176

    /For further information: Kenneth E. MacNeill, President & C.E.O., George
H. Read, P. Geo., Senior Vice President Exploration or Pieter Du Plessis,
Project Leader at (306) 664-2202/
    (SGF.)

CO:  Shore Gold Inc.

CNW 16:54e 15-MAR-06